
November 20, 2023

Adam Goldstein
Chief Executive Officer
Archer Aviation Inc.
190 West Tasman Drive
San Jose, California 95134

      Re: Archer Aviation Inc.
          Registration Statement on Form S-3
          Filed November 13, 2023
          File No. 333-275465

Dear Adam Goldstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing